SCHEDULE 13D
CUSIP No. 579489-10-5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William B. McClatchy
2. Check the Appropriate Box if a Member of a Group* (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) Not applicable
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,490
8. Shared Voting Power 12,500,000
9. Sole Dispositive Power 5,490
10. Shared Dispositive Power 12,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,505,490
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 26.7%
14. Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The McClatchy Company, a Delaware corporation. The principal executive offices of The McClatchy Company are located at 2100 Q Street, Sacramento, California 95816.

Item 2. Identity and Background

This statement is filed on behalf of William B. McClatchy, a United States citizen, whose business address is 2100 Q Street, Sacramento, California 95816. The present principal occupation or employment of William B. McClatchy is editor of Index Investing, LLC's ETFzone.com, a Web site supplying content concerning exchange-traded index funds. During the last five years, William B. McClatchy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Because the shares to which this Statement relates were not acquired by purchase, Item 3 is not applicable. See Items 4 and 5(a) below.

Item 4. Purpose of Transaction

On May 26, 2006, William B. McClatchy became one of four co-trustees of five separate trusts established for the benefit of McClatchy family members, replacing James B. McClatchy. On January 3, 2004, the beneficiary of one of the five trusts for the benefit of McClatchy family members died and on March 1, 2004, the shares of Class B Common Stock held by the trust were distributed in equal shares to the four remaining trusts. Each of the five trusts contained 2,500,000 shares of Class B Common Stock. As a result of the distribution from the fifth trust to the four remaining trusts, each of the four trusts now contains 3,125,000 shares of Class B Common Stock. Subject to the terms of the Stockholders' Agreement, dated as of September 17, 1987, described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis. William B. McClatchy became co-trustee of each of said trusts by reason of the death of James B. McClatchy and by written appointment of successor trustees. The disposition of James B. McClatchy's estate has not yet been finalized and William B. McClatchy may become the beneficial owner of additional shares of McClatchy Class B Common Stock upon final disposition of the estate.

William B. McClatchy and the trusts or any of them may, from time to time, increase, reduce or dispose of their respective investments in The McClatchy Company, depending on general economic conditions, economic conditions in the markets in which The McClatchy Company operates, the market price of the Class A Common Stock, the availability of funds, borrowing costs, other opportunities available to William B. McClatchy (and/or the trusts), and other considerations.

William B. McClatchy did not become co-trustee of the trusts, and does not currently intend to exercise his duties as co-trustee for the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

William B. McClatchy is a member of the Board of Directors of McClatchy. In his role as a director, William B. McClatchy participates in managing the business and affairs of The McClatchy Company and formulating The McClatchy Company's business strategies and the Board of Directors may suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

    William B. McClatchy beneficially owns an aggregate of 12,505,490 shares of Common Stock, comprised of 490 shares of Class A Common Stock and 12,505,000 shares of Class B Common Stock. The percentage of Common Stock beneficially owned by William B. McClatchy is approximately 26.7%, based on a total of 20,641,840 shares of Class A Common Stock issued and outstanding and 26,192,397 shares of Class B Common Stock issued and outstanding as of May 1, 2006, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.
    The number of shares of Common Stock as to which William Ellery McClatchy has:
      Sole power to vote or direct the vote: 5,490 shares of Common Stock (comprising 490 shares of Class A Common Stock and 5,000 shares of Class B Common Stock);
      Shared power to vote or direct the vote: 12,500,000 of Class B Common Stock;
      Sole power to dispose or direct the disposition of: 5,490 shares of Common Stock (comprising 490 shares of Class A Common Stock and 5,000 shares of Class B Common Stock);
      Shared power to dispose or direct the disposition of: 12,500,000 of Class B Common Stock.

Of the 12,505,490 shares noted above, 12,500,000 shares of Class B Common Stock are held under four separate trusts, each with 3,125,000 shares and different income beneficiaries, over which William Ellery McClatchy, Gary B. Pruitt, William B. McClatchy and William K. Coblentz share joint voting and investment control with respect to these trusts. The filing of this Schedule 13D shall not be construed as an admission that William B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

      Name: William K. Coblentz
      Residence or business address: One Ferry Building, Suite 200, San Francisco, California 94111.
      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (Professional Corporation) of Coblentz, Patch, Duffy & Bass, with offices located at One Ferry Building, Suite 200, San Francisco, California 94111.
      During the last five years, William K. Coblentz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      During the last five years, William K. Coblentz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      Citizenship: United States.

A. Name: Gary B. Pruitt

B. Residence or business address: 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, President and Chief Executive Officer of The McClatchy Company, with principal executive offices at 2100 Q Street, Sacramento, California 95816.

D. During the last five years, Gary Pruitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, Gary Pruitt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

      Name: William Ellery McClatchy
      Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.
      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.
      During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      Citizenship: United States.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of lineal descendants of Charles K. McClatchy. Subject to the terms of the agreement, each holder of shares of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events" each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, McClatchy has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of McClatchy). The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

In accordance with The McClatchy Company's Restated Certificate of Incorporation, Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the board of directors and to remove any director elected by the Class A shareholders. On all matters other than the election and removal of directors, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote. Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders and to remove any director elected by the Class B shareholders. On all matters other than the election and removal of directors, each share of Class B Common Stock entitles the holder to one vote.

Except as may be contemplated by the Stockholders' Agreement dated as of September 17, 1987, described above, a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, William B. McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including, but not limited to, the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The Stockholders' Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2006 /s/

William B. McClatchy